UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 19 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,443,049
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,443,049
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,443,049
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 3 of 19 Pages

1	NAME OF REPORTING PERSONS ELLA ANN L. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,886
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 757,886
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 4 of 19 Pages

1	NAME OF REPORTING PERSONS FRANK B. HOLDING, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,861
	8	SHARED VOTING POWER 777,518
	9	SOLE DISPOSITIVE POWER 358,861
	10	SHARED DISPOSITIVE POWER 777,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 5 of 19 Pages

1	NAME OF REPORTING PERSONS HOPE H. BRYANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 354,922
	8	SHARED VOTING POWER 77,801
	9	SOLE DISPOSITIVE POWER 353,428
	10	SHARED DISPOSITIVE POWER 77,801
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 432,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 6 of 19 Pages

1	NAME OF REPORTING PERSONS OLIVIA B. HOLDING
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 482,788
	8	SHARED VOTING POWER 937,193
	9	SOLE DISPOSITIVE POWER 482,788
	10	SHARED DISPOSITIVE POWER 937,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,419,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 7 of 19 Pages

1	NAME OF REPORTING PERSONS CLAIRE H. BRISTOW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 266,384
	8	SHARED VOTING POWER 111,984
	9	SOLE DISPOSITIVE POWER 266,384
	10	SHARED DISPOSITIVE POWER 105,980
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 8 of 19 Pages

1	NAME OF REPORTING PERSONS CARSON H. BRICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF, SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,475
	8	SHARED VOTING POWER 125
	9	SOLE DISPOSITIVE POWER 275,475
	10	SHARED DISPOSITIVE POWER 125
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 amends and restates the Reporting Persons’ joint Schedule 13D and is filed to update the numbers of shares and percentages of the Issuer’s Class A Common Stock that may be deemed to be beneficially owned by each of them to reflect changes in their beneficial ownership since the filing of the previous amendment dated October 1, 2014, including the election of one of the Reporting Persons, Olivia B. Holding, as a director of a company and its subsidiary that hold shares of the Issuer’s Class A Common Stock.

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

This statement is filed jointly by Frank B. Holding and his spouse, Ella Ann L. Holding, and their adult children, Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, and Carson H. Brice. The Reporting Persons are members of the same family, but each of them disclaims membership in a group. Their addresses are as follows:

Name	Address	Principal Occupation
Frank B. Holding	409 East Market Street Smithfield, NC 27577	Retired; former Executive Vice Chairman and director of the Issuer and its subsidiary

Ella Ann L. Holding	409 East Market Street Smithfield, NC 27577	Community Volunteer

Frank B. Holding, Jr.	4300 Six Forks Road Raleigh, NC 27609	Chairman and Chief Executive Officer of the Issuer and its subsidiary

Hope H. Bryant	4300 Six Forks Road Raleigh, NC 27609	Vice Chairman and Corporate Sales Executive of the Issuer and its subsidiary

Olivia B. Holding	P.O. Box 1352 Smithfield, NC 27577	Business manager

Claire H. Bristow	P.O. Box 1417 Smithfield, NC 27577	Commercial interior designer

Carson H. Brice	P.O. Box 1417 Smithfield, NC 27577	Community Volunteer

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Issuer’s Class A Common Stock held individually by Frank B. Holding and Ella Ann L. Holding were acquired in part at the time of the Issuer’s formation in 1986 in exchange for shares of its predecessor, in part with their personal funds, and in part in exchange for their shares of First Citizens Bancorporation, Inc. (“Bancorp”) upon its merger into the Issuer effective October 1, 2014 (the “Merger”). The shares held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, and in part in connection with the Merger, and shares held by their children were acquired in part through gifts from them and Frank B. Holding and Ella Ann L. Holding and in part in connection with the Merger. Shares held by the various entities listed in the tables below were acquired by those entities in part with their separate funds or, in the case of the two charitable foundations, contributions by Lewis R. Holding and Frank B. Holding and Ella Ann L. Holding, and in part in connection with the Merger. In connection with the Merger, each of the Reporting Persons, their children and the various entities, as shareholders of Bancorp, received shares of the Issuer’s Class A Common Stock in exchange for shares of common stock of Bancorp they held at the time of the Merger.

Item 4.	Purpose of the Transaction.

Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow’s spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer’s management and Board of Directors in the making of policy for the Issuer and the consideration of and taking of action on significant corporate events involving the Issuer. Until April 29, 2014, Frank B. Holding served as Executive Vice Chairman and a director of the Issuer. However, shares of the Issuer’s Class A Common Stock beneficially owned by each of them and by each of the other individuals and entities named in the tables below are held as described below for investment purposes.

Item 5.	Interest in Securities of the Issuer.

The following tables list shares of the Issuer’s Class A Common Stock as to which each of the Reporting Persons may be considered to have sole or shared voting and/or dispositive power as of the filing date of this Schedule 13D/A, and the percentage of the outstanding shares of the Issuer’s Class A Common Stock (11,005,220 outstanding shares as of June 30, 2016) represented by the shares listed for each Reporting Person. In the aggregate, the reporting persons may be considered to beneficially own 3,574,009 shares of Class A Common Stock, or approximately 32.5% of the outstanding shares of that class. Other entities in which certain of the Reporting Persons are shareholders and serve as directors hold 329,563 shares of Class A Common Stock, or approximately 3.0% of the outstanding shares of the class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

In addition to the shares of Class A Common Stock described in the tables below, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 69.3% of the outstanding shares of the Issuer’s Class B Common Stock which is a separate class of common stock, and other entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 2.3% of the outstanding shares of that class. The Reporting Persons disclaim voting and dispositive power with respect to the shares held by those other entities.

Frank B. Holding. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,443,049 shares of Class A Common Stock, amounting to 13.1% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B. Holding Revocable Trust (1)	685,163	-0-	685,163	-0-	685,163
By spouse (2)	191,761	-0-	191,761	-0-	191,761
Ella Ann Holding Revocable Trust (2)	266,125	-0-	266,125	-0-	266,125
Ella Ann Holding Grantor Retained Annuity Trust (2)	300,000	-0-	300,000	-0-	300,000

Total	1,443,049	-0-	1,443,049	-0-	1,443,049

(1)	Two of Mr. Holding’s adult children, Frank B. Holding, Jr. and Olivia B. Holding, are attorneys-in-fact for Mr. Holding and act as co-trustees of his revocable trust. As a result, for purposes of this Schedule 13D/A they are shown as having shared voting and dispositive power with respect to shares held by the trust. The increase in the number of shares held by the trust since the previous Schedule 13D/A dated October 1, 2014, resulted from a transfer of shares previously reported as held personally by Mr. Holding.

(2)	All shares are held separately by Mr. Holding’s spouse individually and by her as trustee of her revocable trust and GRAT. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, he has no such actual power. He disclaims beneficial ownership of the shares held by his spouse and her trusts, and this Schedule 13D/A shall not be construed as an admission that Mr. Holding is the beneficial owner of those shares.

The distribution of dividends and sale proceeds from shares held by Mr. Holding’s revocable trust is determined based on the terms of the governing instruments of the trust. Mr. Holding’s spouse receives or has the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually, and the distribution of dividends and sale proceeds from shares held by her trusts are determined based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of Mr. Holding’s spouse’s contribution of 300,000 shares from her revocable trust to her GRAT on June 28, 2016.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Persons’ tables below which are held by or for Mr. Holding’s adult children and their spouses and children;

(b)	an aggregate of 80,236 shares held by certain entities in which Mr. Holding and/or his spouse have equity interests but of which neither of them serves as a director, officer or manager, and shares held by two charitable foundations of which neither of them serves as a director or officer, as follows: Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; Robert P. Holding Foundation – 60,973 shares; and Ella Ann and Frank B. Holding Foundation – 3,231 shares; and

(c)	an aggregate of 504,032 shares held by certain other corporations in which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary – 229,563 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares.

Ella Ann L. Holding. Mrs. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 757,886 shares of Class A Common Stock, amounting to 6.9% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Ella Ann L. Holding (1)	191,761	191,761	-0-	191,761	-0-
Ella Ann Holding Revocable Trust (1)	266,125	266,125	-0-	266,125	-0-
Ella Ann Holding Grantor Retained Annuity Trust (1)	300,000	300,000	-0-	300,000	-0-

Total	757,886	757,886	-0-	757,886	-0-

(1)	All shares also are listed in the table above for Mrs. Holding’s spouse, Frank B. Holding. However, all shares are held separately by Mrs. Holding and by her as trustee of her trusts. While Mr. Holding may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, Mr. Holding has no such actual power and disclaims voting and dispositive power with respect to the shares.

Mrs. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually. The distribution of dividends and sale proceeds from shares held by Mrs. Holding’s revocable trust and GRAT are determined based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Holding nor her revocable trust or GRAT purchased or sold any shares of, or effected any other transactions in, Class A Common Stock, with the exception of her contribution of 300,000 shares from her revocable trust to her GRAT on June 28, 2016.

Mrs. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	shares listed in the other Reporting Persons’ tables above and below which are held by or for Mrs. Holding’s spouse and her adult children and their spouses and children;

(b)	an aggregate of 80,236 shares held by certain entities in which Mrs. Holding and/or her spouse have equity interests but of which neither of them serves as a director, officer or manager, and by two charitable foundations of which neither of them serves as a director or officer, as follows: Holding Properties, LLC – 2,675 shares; E&F Properties, Inc. – 827 shares; Twin States Farming, Inc. – 12,530 shares; Robert P. Holding Foundation – 60,973 shares; and Ella Ann and Frank B. Holding Foundation – 3,231 shares; and

(c)	an aggregate of 504,032 shares held by certain other corporations in which Mrs. Holding and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly owned bank subsidiary – 229,563 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and Yadkin Valley Company and its subsidiary – 174,469 shares.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,136,379 shares of Class A Common Stock, amounting to 10.3% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Frank B. Holding, Jr.	310,971	310,971	-0-	310,971	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse	8,370	-0-	8,370	-0-	8,370
By daughter	11,258	-0-	11,258	-0-	11,258
As custodian for daughter	19,400	19,400	-0-	19,400	-0-
By son	8,523	-0-	8,523	-0-	8,523
As custodian for son	17,350	17,350	-0-	17,350	-0-
As Co-Trustee of Frank B. Holding Revocable Trust (1)	685,163	-0-	685,163	-0-	685,163
Robert P. Holding Foundation (2)	60,973	-0-	60,973	-0-	60,973
Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231

Total	1,136,379	358,861	777,518	358,861	777,518

(1)	Mr. Holding, Jr. is one of two co-trustees for his father’s revocable trust. As a result, he may be considered to have shared voting and dispositive power with respect to these shares. The increase in the number of shares held by the trust since the previous Schedule 13D/A dated October 1, 2014, resulted from a transfer to the trust of shares previously reported as held personally by Frank B. Holding.
(2)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. The shares held by the R.P. Holding Foundation were not listed as beneficially owned by Mr. Holding before his appointment as a director of that foundation.

Mr. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by him individually or as a trust beneficiary, and his spouse and children receive or have the power to direct the receipt of dividends and sale proceeds from shares held by each of them individually. Mr. Holding, for the benefit of his children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by Mr. Holding as co-trustee is determined based on the terms of the governing instruments of the trust. The Foundations receive, or their managements have the power to direct the receipt of, dividends and sale proceeds from the shares they hold.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mr. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares, or effected any other transactions in, Class A Common Stock.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 16,185 shares held by a family member as trustee of an irrevocable trust for the benefit of his son; and

(b)	an aggregate of 517,389 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 229,563 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 432,723 shares of Class A Common Stock, amounting to 3.9% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Hope H. Bryant	272,492	272,492	-0-	272,492	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As custodian for son	18,789	18,789	-0-	18,789	-0-
As custodian for son	16,288	16,288	-0-	16,288	-0-
As custodian for son	16,925	16,925	-0-	16,925	-0-
By son	80	-0-	80	-0-	80
By son	80	-0-	80	-0-	80
By step-son	80	-0-	80	-0-	80
As Trustee	552	552	-0-	552	-0-
As Trustee	1,425	1,425	-0-	1,425	-0-
As Trustee	16,185	16,185	-0-	16,185	-0-
Various Trusts (1)	1,494	1,494	-0-	-0-	-0-
Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
Robert P. Holding Foundation (2)	60,973	-0-	60,973	-0-	60,973
E&F Properties, Inc. (3)	827	-0-	827	-0-	827
Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530

Total	432,723	354,922	77,801	353,428	77,801

(1)	Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to vote shares held by the trusts.
(2)	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. The shares held by the R.P. Holding Foundation were not listed as beneficially owned by Mrs. Bryant before her appointment as a director of that foundation.
(3)	Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities.

Mrs. Bryant and her children receive or have the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her, individually or as a trust beneficiary, and by her children, respectively. She, for the benefit of her children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by her as custodian. The distribution of dividends and sale proceeds from shares held by Mrs. Bryant as trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities and foundations listed above receives, or its management has the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bryant nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 10,444 shares held by Mrs. Bryant’s former spouse as custodian for their children;

(b)	an aggregate of 329,563 shares held by other corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 229,563 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(c)	an aggregate of 174,469 shares held by a corporation, Yadkin Valley Company, and its subsidiary previously listed as beneficially owned by Mrs. Bryant. She served as a director and officer of those companies until February 22, 2016, and may have been considered to have shared voting and dispositive power with respect to shares owned by the companies. Mrs. Bryant is a shareholder of the parent company but no longer serves as a director or officer of either company.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 1,419,981 shares of Class A Common Stock, amounting to 12.9% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Olivia B. Holding	343,938	343,938	-0-	343,938	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee	3,145	3,145	-0-	3,145	-0-
As Trustee	49,686	49,686	-0-	49,686	-0-
As Co-Trustee of Frank B. Holding Revocable Trust (1)	685,163	-0-	685,163	-0-	685,163
Robert P. Holding Foundation (2)	60,973	-0-	60,973	-0-	60,973
Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
E&F Properties, Inc. (3)	827	-0-	827	-0-	827
Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530
ECHB, LLC (3)	72,800	72,800	-0-	72,800	-0-
Yadkin Valley Company and subsidiary (3)	174,469	-0-	174,469	-0-	174,469

Total	1,419,981	482,788	937,193	482,788	937,193

1.	Ms. Holding is one of two co-trustees for her father’s revocable trust. As a result, she may be considered to have shared voting and dispositive power with respect to these shares. The increase in the number of shares held by the trust since the previous Schedule 13D/A dated October 1, 2014, resulted from a transfer to the trust of shares previously reported as held personally by Frank B. Holding..
2.	Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations.
3.	Ms. Holding serves as Manager of Holding Properties, LLC and ECHB, LLC, as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, effective June 29, 2016, as a director of Yadkin Valley Company and its subsidiary. She may be considered to have sole voting and/or dispositive power with respect to shares held by the two limited liability companies and shared voting and/or dispositive power with respect to shares held by the two corporations. She is one of three directors of Yadkin Valley Company and its subsidiary and disclaims beneficial ownership of the shares held by those corporations.

Ms. Holding receives or has the sole or shared power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually or as a trust beneficiary. The distribution of dividends and sale proceeds from shares held by Ms. Holding as trustee or co-trustee is determined based on the terms of the governing instruments of those trusts. Each of the entities listed above receives, or its respective officers and directors or manager have the power to direct the receipt of, dividends and sale proceeds from the shares it holds.

During the 60 days preceding the filing of this Schedule 13D/A, neither Ms. Holding nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock. Ms. Holding first became a director of Yadkin Valley Company and its subsidiary on June 29, 2016, and may be deemed to have become the beneficial owner of shares held by them on that date. However, Ms. Holding disclaims beneficial ownership of those shares

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 229,563 shares held by a corporation, Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, of which Ms. Holding is a shareholder and a director; and

(b)	an aggregate of 100,000 shares held by a corporation, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C., of which Ms. Holding is a shareholder but does not serve as a director or officer.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 378,368 shares of Class A Common Stock, amounting to 3.4% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Claire H. Bristow	255,526	255,526	-0-	255,526	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
By spouse (1)	6,582	-0-	6,582	-0-	6,582
By spouse as custodian for son (1)	10,770	-0-	10,770	-0-	10,770
By spouse as custodian for daughter (1)	10,678	-0-	10,678	-0-	10,678
By spouse as custodian for daughter (1)	10,522	-0-	10,522	-0-	10,522
By spouse as Trustee for son (1)(2)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2)	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (1)(3)	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (1)(3)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (1)(3)	2,045	-0-	2,045	-0-	2,045
By Various Trusts (1)(4)	6,004	-0-	6,004	-0-	-0-

Total	378,368	266,384	111,984	266,384	105,980

(1)	All shares are held separately by Mrs. Bristow’s spouse individually and by him as custodian, trustee of trusts or manager of limited liability companies for the benefit of their children, or with voting power over shares held by other trusts. While Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Holding is the beneficial owner of those shares.
(2)	In the case of each trust, Mrs. Bristow’s spouse serves as trustee and one of their children is the income beneficiary.
(3)	In the case of each limited liability company, Mrs. Bristow’s spouse serves as manager and one of their children is the majority owner.
(4)	Includes two trusts of which Mrs. Bristow’s spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by her individually or as a trust beneficiary, and her spouse receives or has the power to direct the receipt of dividends and sale proceeds from shares held by him individually. Mrs. Bristow’s spouse, for the benefit of their children, receives or has the power to direct the receipt of dividends and sale proceeds from the shares held by him as custodian. The distribution of dividends and sale proceeds from shares held by Mrs. Bristow’s spouse as trustee for their children, and by the limited liability companies, is determined by Mrs. Bristow’s spouse, as trustee or manager, based on the terms of the governing instruments of those trusts and entities. The distribution of dividends and sale proceeds from various trusts where Mrs. Bristow’s spouse does not serve as trustee but directs the assets of the trusts are determined by the trustees based on the terms of the governing instruments of the trusts.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Bristow nor any of the other holders of shares listed in the table above purchased or sold any shares of, or effected any other transactions in, Class A Common Stock.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer; and

(b)	an aggregate of 517,389 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 229,563 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 275,600 shares of Class A Common Stock, amounting to 2.5% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power
		Sole	Shared	Sole	Shared
Carson H. Brice	254,893	254,893	-0-	254,893	-0-
As beneficiary of Trust	10,652	10,652	-0-	10,652	-0-
By spouse	125	-0-	125	-0-	125
As custodian for son	3,710	3,710	-0-	3,710	-0-
As custodian for daughter	3,110	3,110	-0-	3,110	-0-
As custodian for daughter	3,110	3,110	-0-	3,110	-0-

Total	275,600	275,475	125	275,475	125

Mrs. Brice and her spouse each receives or has the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by each of them individually or as a trust beneficiary. Mrs. Brice receives or has the power to direct the receipt of dividends and sale proceeds, for the benefit of her children, from the shares held by her as custodian.

During the 60 days preceding the filing of this Schedule 13D/A, neither Mrs. Brice nor any of the other holders of shares listed in the table above effected any transactions in Class A Common Stock.

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer’s Class A Common Stock which are not listed in the table above as follows:

(a)	an aggregate of 49,686 shares held by a family member as trustee of irrevocable trusts for the benefit of her children;

(b)	an aggregate of 64,204 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of each of which Mrs. Brice serves as one of five directors but not as an officer; and

(c)	an aggregate of 590,189 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 229,563 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; Yadkin Valley Company and its subsidiary – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; E&F Properties, Inc. – 827 shares; and a limited liability company in which her children hold equity interests but of which Mrs. Brice does not serve as Manager as follows: ECHB, LLC – 72,800 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Power of Attorney of Frank B. Holding (filed herewith)

B	Joint Filing Agreement (incorporated by reference from exhibits to Amendment No. 2 dated October 1, 2014, to the Reporting Persons’ joint Schedule 13D regarding the Issuer’s Class A Common Stock)

[SIGNATURES APPEAR ON FOLLOWING PAGE.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2016		FRANK B. HOLDING

	By:	/S/ OIivia B. Holding
Olivia B. Holding
Attorney-in-Fact

/S/ Ella Ann L. Holding
Ella Ann L. Holding

/S/ Frank B. Holding, Jr.
Frank B. Holding, Jr.

/S/ Hope H. Bryant
Hope H. Bryant

/S/ Olivia B. Holding
Olivia B. Holding

/S/ Claire H. Bristow
Claire H. Bristow

/S/ Carson H. Brice
Carson H. Brice

[Schedule 13D/A Signature Page - Class A]